FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2005

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

55 St. Clair Avenue West, 3rd Floor Toronto, Ontario, Canada M4V 2Y7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: December 20, 2005	Lewis N. Rose President and Chief Executive Officer

FOR IMMEDIATE RELEASE
Symbol: TSX: CRY; NASDAQ: CRYP; LSE: CRP

CRYPTOLOGIC WINS GOLD FOR WORLD’S TOP CASINO SOFTWARE
Top Casino Software Award voted on by more than 27,000 players

December 20, 2005 (Toronto, ON) – CryptoLogic Inc. has been recognized with the Top Casino Software Award in Gambling Online Magazine’s 2005 Reader’s Poll Awards, staking its claim as the leading software developer to the global Internet gaming market. The awards, determined by the votes of more than 27,000 players worldwide, are recognized widely as the industry’s top honours. CryptoLogic was honoured for its “groundbreaking and ingeniously realistic” casino software, blue-chip clientele and the high level of online player security licensed by its wholly-owned subsidiary, WagerLogic Limited.

“CryptoLogic is focused on developing the world’s most innovative games for the world’s blue-chip gaming brands — and the award for Top Casino Software is industry validation of this strategy,” said Lewis Rose, CryptoLogic’s President and CEO. “CryptoLogic’s success in delivering the games players want to play is contributing to strong performance in our casino business. Recognition for Top Casino Software is a proud tribute to the talent and commitment of our employees at CryptoLogic.”

CryptoLogic is bringing the latest product innovation and exciting entertainment concepts to its Internet casino software. The company has developed and introduced more than 50 new casino games since 2004. Recent launches include Bejeweled, the wildly popular gem-matching game, and six new multi-stage, multi-bonus and multi-jackpot games. These games, which feature Marvel Super Heroes such as The Hulk, Daredevil, X-Men, Blade and The Punisher, are among the most popular games with Internet players.

“We’re proud that players are enjoying our casino innovations, and have recognized CryptoLogic with the industry’s Gold Standard for Casino Software,” added Justin Thouin, CryptoLogic’s Director of Casino and High-Margin Gaming.

“CryptoLogic’s games deliver the excitement, the online entertainment and the jackpots to suit everyone,” said A.J. Slivinski, WagerLogic’s Managing Director. “In fact, one lucky British player very recently walked away with more than US$1.7 million by playing one of our own patented games, Millionaires Club — on a US$0.90 bet! This is the second-largest online win in the history of the industry.”

About CryptoLogic® (www.cryptologic.com)
Focused on integrity and innovation, CryptoLogic Inc. is a world leading, blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to an internationally-recognized blue chip customer base worldwide. For information on WagerLogic®, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), on the Nasdaq National Market (symbol: CRYP), and on the Main Market of the London Stock Exchange (symbol: CRP).

TEL (416) 545-1455 FAX (416) 545-1454
55 ST. CLAIR AVENUE, 3RD FLOOR, TORONTO, CANADA M4V 2Y7

For more information, please contact: CryptoLogic, (416) 545-1455 Nancy Chan-Palmateer, Director of Communications	At Argyle Rowland Communications, (416) 968-7311 (media only) Karen Passmore, ext. 228/ kpassmore@argylerowland.com Dan Tisch, ext. 223/ dtisch@argylerowland.com

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.